Exhibit 99.4

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

FORM OF PROXY CARD

FOR

HOLDERS OF ORDINARY SHARES AT

ANNUAL GENERAL MEETING (“AGM”) OF ALL HOLDERS OF ORDINARY SHARES

To Be Held on September 25, 2025, at 10:00 a.m. EST

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

AGM Proposal 1A:

It is resolved as an ordinary resolution that XUEYUAN WENG be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1B:

It is resolved as an ordinary resolution that PEILIN JI be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1C:

It is resolved as an ordinary resolution that LIMING XU be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1D:

It is resolved as an ordinary resolution that XIAO JIN be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1E:

It is resolved as an ordinary resolution that ZHENGHUA YU be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company or until his respective successor is elected and duly qualified.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1F:

It is resolved as an ordinary resolution that XIJING XU be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company or until his respective successor is elected and duly qualified.

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 1G:

It is resolved as an ordinary resolution that YIDONG HAO be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company or until his respective successor is elected and duly qualified.

	___ FOR	___ AGAINST	___ ABSTAIN

(Together, the “Re-election of Director”).

AGM Proposal 2:

It is resolved as an ordinary resolution to ratify the re-appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2025 (the “Ratification of Auditor Appointment”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 3:

It is resolved as a special resolution that, the Company change its name in English from “Golden Sun Health Technology Group Limited” to “Golden Sun Technology Group Limited” and change its Chinese dual foreign name from “金太阳健康科技集团有限公司” to “金太阳科技集团有限公司,” with immediate effect (the “Name Change”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 4:

It is resolved as a special resolution that, subject to and immediately upon the effectiveness of the Name Change, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Name Change (the “Amended Articles Adoption with regard to Name Change”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 5:

It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from the Class A and Class B shareholders in accordance with Article 2.8 of the Company’s current articles of association, the Company adopt the amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation (as defined in the proxy statement)” (the “Amended Articles Adoption with regard to Class B Variation”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 6:

It is resolved as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 9,000,000 Class A ordinary shares with a par value of US$0.005 each and 1,000,000 Class B ordinary shares with a par value of US$0.005 each to US$1,000,000 divided into 180,000,000 Class ordinary shares with a par value of US$0.005 each and 20,000,000 Class B ordinary shares with a par value of US$0.005 each (the “Share Capital Increase”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 7:

It is resolved as a special resolution that, subject to the Share Capital Increase being approved and effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase” (the “Amended MoA Adoption with respect to Share Capital Increase”).

	___ FOR	___ AGAINST	___ ABSTAIN
AGM Proposal 8:

It is resolved as an ordinary resolution to adjourn the AGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the AGM proposals or any proposal to be presented at the EGM (as defined in the proxy statement) of the holders of Class A ordinary shares of the Company (the “AGM Adjournment”).

	___ FOR	___ AGAINST	___ ABSTAIN

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

ANNUAL GENERAL MEETING OF ALL HOLDERS OF ORDINARY SHARES

To Be Held on September 25, 2025, at 10:00 a.m. EST

This Proxy is Solicited by the Board of Directors

I/We(1)
of
being a member/members of the Company and the holder/holders of ____________________(2) ordinary shares in the capital of the Company appoint as my/our proxy(3)

of
or in his/her absence(4)

of
at the AGM.

____________

(1)      Full name(s) and address(es) (as appearing in the Company’s register of members) to be typed or inserted in block letters. In the case of joint holdings, the names of all holders (as appearing in the Company’s register of members) must be inserted.

(2)      Insert the number of ordinary shares you hold.

(3)      Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson of the meeting, write “The chairperson” without inserting an address. If the proxy form is returned and no person is named as your desired proxy, then the chairperson of the meeting will be deemed to have been appointed.

(4)      If desired, insert name and address of an alternate proxy, should the initial appointee be unable to attend the meeting.

If the Chairperson of the meeting (the “Chairperson”) is appointed as proxy and no voting instructions are given then the Chairperson intends to vote in favor of the resolutions.

Please indicate with a tick mark in the spaces opposite to each resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting pursuant to the other items of business referred to in the notice convening the meeting.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: